UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

iSoftStone Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

46489B1081

(CUSIP Number)

Mr. Tianwen Liu

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China

Telephone: +86 10 5874 9000

With a copy to:

Ling Huang, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers West (23Fl)

12B Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing ten Ordinary Shares, par value $0.0001 per share.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46489B108	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Tianwen Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 70,545,117 (See Items 2, 4 and 5) (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 70,545,117 (See Items 2, 4 and 5) (1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,545,117 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.90%(3)
14.	TYPE OF REPORTING PERSON IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Tianwen Liu comprise (i) Ordinary Shares, including Ordinary Shares represented by the ADSs (as defined below) and (ii) Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer (as defined below). See Item 5.
(2)	Excludes 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright Entities (as defined below), which have entered into the Framework Agreement (as defined below) with the Sponsor (as defined below) and are part of the Consortium (as defined below) that submitted the New Proposal Letter (as defined below) as described in Item 4 below. Mr. Tianwen Liu expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by the Everbright Entities, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Everbright Entities. See Items 2, 4 and 6.
(3)

Based on a total of 592,610,431 Ordinary Shares, including (i) 576,017,931 Ordinary Shares outstanding as of June 30, 2013 based on the Issuer’s Form 6-K filed with the SEC (as defined below) on August 28, 2013 and (ii) 16,592,500 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Tianwen Liu.

Page 3 of 6 Pages

Unless otherwise specified, this amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by Tianwen Liu (“Mr. Liu” or the “Reporting Person”) with respect to iSoftStone Holdings Limited (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on July 26, 2013 (the “Original
Schedule 13D”).

ITEM 2.	IDENTITY AND BACKGROUND

The fourth paragraph in (a) – (c) and (f) of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

As further described in Item 4 below, the Reporting Person may be deemed to (i) be a “group”, within the meaning of
Rule 13d-5(b) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”), with CSOF Technology Investments Limited, Accurate Global Limited and Advanced Orient Limited, each a company incorporated under the laws of the British Virgin Islands and controlled by China Everbright Limited (collectively, the “Everbright Entities”), which collectively directly hold 36,731,389 Ordinary Shares of the Issuer, as a result of the Consortium Agreement, the Proposal Letter, the Framework Agreement and the New Proposal Letter; and (ii) beneficially own the 36,731,389 Ordinary Shares held by the Everbright Entities. However, the Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares held by the Everbright Entities, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Act) with the Everbright Entities, and this Schedule 13D shall not be construed as acknowledging that the Reporting Person beneficially owns any Ordinary Shares held by the Everbright Entities or any other person or is a member of a group with the Everbright Entities. The Reporting Person is only responsible for the information contained in this Schedule 13D and assumes no responsibility for information contained in any other Schedules 13D filed by the Everbright Entities.

ITEM 4	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On November 2, 2013, Mr. Liu, ChinaAMC Capital Management Limited, a company incorporated under the laws of the Cayman Islands (the “Sponsor”), and the Everbright Entities submitted a binding offer for the Company (the “New Proposal Letter”) to Goldman Sachs (Asia) L.L.C., the financial advisor to the independent committee of the board of directors of the Company (the “Independent Committee”), to acquire all the outstanding Ordinary Shares, including the Ordinary Shares represented by American Depositary Shares (the “ADSs”), of the Company that are not already owned by the Consortium (the “Transaction”), on the following terms and conditions:

•	The Consortium consists of Mr. Liu, the Sponsor and the Everbright Entities.

•	The New Proposal Letter stated that the offer price for the Transaction is US$0.545 in cash per Ordinary Share or US$5.45 in cash per ADS. It has been adjusted down from the initial non-binding offer price of US$0.585 per Ordinary Share or US$5.85 in cash per ADS contained in the Proposal Letter dated June 6, 2013, which was based on publicly available information at that time, due to several factors, including that, subsequent to the Proposal Letter, the Company has experienced and disclosed weaker than expected financial performance; the Company has suffered worse than expected operating cash flow; and the Company’s total debt level has significantly increased.

Page 4 of 6 Pages

•	The New Proposal Letter stated that the Consortium intends to finance the Transaction with a combination of equity provided by the Sponsor, rollover equity from Mr. Liu, the Everbright Entities and possibly other rollover shareholders, a certain amount of cash of the Company, and debt (the “Debt Financing”) to be arranged by a reputable bank, and that the New Proposal Letter is not subject to any financing conditions.

•	The New Proposal Letter stated that the Consortium plans to structure the Transaction as a merger, by which a wholly-owned subsidiary of the holding company that is 100% owned by the Consortium (“Parent”), will merge with and into the Company, making the Company privately held and wholly-owned by Parent.

•	The New Proposal Letter stated that, based on the data access the Consortium has received, the Consortium has substantially completed its due diligence, subject to certain confirmatory items (including tax due diligence) to be made available by the Independent Committee at a later stage of the process. The Consortium expects that the regulatory approvals required for the Transaction will include customary SEC filings and antitrust approvals (if any).

•	The New Proposal Letter also stated that it would be effective until 5:00 p.m. Hong Kong time on November 30, 2013, after which the Consortium reserve the right to withdraw the New Proposal Letter. In addition, the New Proposal Letter stated that it did not constitute a binding obligation to effect the proposed Transaction, and any such binding obligation would be set forth only in the definitive agreements with respect to the proposed Transaction.

In addition, the Consortium has obtained a highly confident letter (the “Highly Confident Letter”) issued by a reputable bank on October 25, 2013, pursuant to which such bank is highly confident to be able to arrange the Debt Financing, has obtained initial approvals from its credit committees for the Debt Financing and would be able to complete the Debt Financing in a timely and efficient manner.

The description of the New Proposal Letter set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the New Proposal Letter, which has been filed as Exhibit 7.05, and is incorporated herein by this reference.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

The information contained on each of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 2, 3, 4, and 6 of the Original Schedule 13D, as amended by this Amendment No. 1, are hereby incorporated herein by reference.

(a) – (b)	As of the date hereof, Mr. Liu beneficially owns 70,545,117 Ordinary Shares, comprising (i) 2,722,617 Ordinary Shares, including 2,020,000 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, directly held by Mr. Liu, (ii) 53,250,000 Ordinary Shares held by Tekventure Limited, and (iii) 14,572,500 Ordinary Shares issuable upon exercise of options within 60 days of the date hereof held by Colossal Win Limited, which Ordinary Shares in (i), (ii) and (iii) collectively represent 11.90% of the outstanding Ordinary Shares. Mr. Liu holds 84.5% of the outstanding shares of Tekventure Limited, wholly owns Colossal Win Limited, and is the sole director of each Tekventure Limited and Colossal Win Limited. Mr. Liu has voting and dispositive power over these Ordinary Shares. In addition, Mr. Liu directly holds certain unvested options representing 5,197,500 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

The above disclosure of percentage information is based on a total of 592,610,431 Ordinary Shares, including (i) 576,017,931 Ordinary Shares outstanding as of June 30, 2013 based on the Issuer’s Form 6-K filed with the SEC on August 28, 2013 and (ii) 16,592,500 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Person.

Page 5 of 6 Pages

(c)	On October 1, 2013, the Company issued 215,000 Ordinary Shares to Mr. Liu pursuant to the terms of the outstanding restricted share units of the Issuer held by him.

Except as described above in this Item 5(c), the Reporting Person has not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Amendment No. 1.

(d) – (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPSWITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information regarding the New Proposal Letter and the Highly Confident Letter under Item 4 is incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01:†	Consortium Agreement by and between Mr. Liu and ChinaAMC Capital Management Limited, dated as of June 6, 2013.

Exhibit 7.02:†	Proposal Letter from Mr. Liu and ChinaAMC Capital Management Limited to the board of directors of the Issuer, dated as of June 6, 2013.

Exhibit 7.03:†	Framework Agreement by and among ChinaAMC Capital Management Limited, CSOF Technology Investments Limited, Accurate Global Limited and Advanced Orient Limited, dated as of July 24, 2013.

Exhibit 7.04:†	Stock Option Agreement by and between the Company and Mr. Liu, dated as of May 10, 2013.

Exhibit 7.05:	Binding Proposal Letter from Mr. Tianwen Liu, ChinaAMC Capital Management Limited, Accurate Global Limited, Advance Orient Limited and CSOF Technology Investments Limited, dated as of November 2, 2013.

†	Previously filed on July 26, 2013.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013

Tianwen Liu

By:	/s/ Tianwen Liu